United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of November 2023 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

E A R N I N G S P R E S E N T A T I O N | 3 Q 2 3 3Q23 Institutional Presentation

2 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. Disclaimer

3 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 Agenda 1. Company Overview 2.Competive Advantages 3.Bussinees Verticals 4.Lending and Financing 5.Financials

4 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 Agenda 1. Company Overview 2.Competive Advantages 3.Bussinees Verticals 4.Lending and Financing 5.Financials

INSTITUTIONAL PRESENTATION | 3Q23

# How Inter disrupted the market

## The banking system before: obsolete and expensive banking proposition

### Branch-Based Distribution
- High Distribution Costs
- Substantial Carbon Emissions
- Travel Costs To Costumers
- Long Waiting Lines

### Overcharged Customers
- Bank Statement Emission Fees
- Wire Transfers
- Investments Fees
- Loans Rates

### Legacy Technology
Multiple Apps
- Banking Account
- Credit Card
- Trading & Investments
- No Cashback
- No E-commerce
- Pushing Bad Products

## Inter: innovative and cost-effective banking proposition

### 100% Digital
- Reaching Many Communities
- -95% $CO_2$ Emissions[1] – Environmentally Friendly
- Digital Costumer Service
- Cloud Based Servers

### Fair Pricing
- Free Digital Account
- No Transfer Fees
- Commission Free Trading
- Loans Rates

### Win-Win Model
Single App
- Cashback Rewards
- Strong E-commerce
- Client Centric Approach

- Payroll: no middleman ("pastinhas")
- Insurance: no intermediaries
- Investments: no IFAs
- Shop: no MDRs

**Note 1:** In comparison to traditional banks business model.

5

INSTITUTIONAL PRESENTATION | 3Q23

# Combining innovative technology with traditional bank strength

## Mission

### Empower People to Manage Their Finances & Daily Activities

- Simple
- Engaging
- Innovative
- 100% Digital
- Seamlessly Integrated


MOBLY

## Vision

### A Powerful Platform Uniquely Positioned in the Market


Full Banking Licensed
Wide Range of Products
Robust Credit Underwriting
Strong Deposit Franchise
High Standards of Corporate Governance
inter&co
Low-Cost Structure
Broad Digital Ecosystem
Focus on UX
Highly Scalable Architecture
Innovation Driven Culture
Traditional Banks
Tech Companies

6

INSTITUTIONAL PRESENTATION | 3Q23

Our strong product rollout to attract new clients


Phase One:
Traditional Bank
Phase Two:
Digital Account
Phase Three:
Super App
Phase Four:
US Expansion
Milestones
Products
Transactions
Market
BANCO INTERMEDIUM
Intermedium was founded
1994
Full Banking License
2008
Digital Account
2015
inter
Rebranding: Banco Inter
2017
Migration to AWS
2018
SME
1999
Payroll
2001
Real Estate
2007
Insurance
2012
Invest
2013
Debit and Credit Cards
2016
Marketplace
3Q19
FGTS Loans
1Q22
Global Account
1Q22
Inter Loop
2Q23
DLM
M&A
2Q19
acerto.
M&A
1Q21
Granito
M&A
1Q21
DUO
M&A
2Q21
M&A
2Q21
USEND
M&A
4Q21
YellowFi
M&A
1Q23
IPO
1Q18
1st Follow-on
3Q19
2nd Follow-on
3Q20
3rd Follow-on
2Q21
Nasdaq Listing
2Q22
0.0 0.0 0.1 0.1 0.1 0.2 0.3 0.4 0.5 0.7 1.0 1.5 1.9 2.5 3.3 4.1 4.9 5.9 7.2 8.5 10.2 12.0 13.9 16.3 18.6 20.7 22.8 24.7 26.3 27.8 29.4
1994 1996 1998 2000 2002 2004 2007 2010 2012 2015 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23
Total Clients (Millions)

7

I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 8 Unlocking the potential value from our strong customer foundation CLIENT JOURNEY Yo Y M ar ke t S ha re / Pe ne tr at io n G ai n 3Q 23 M ar ke t S ha re / Pe ne tr at io n Higher ARPAC Note: All market share and market share gains are comparisons between 2Q23 and 2Q22, except when said otherwise. Note 1:. Market data from Brazilian Central Bank. Number of Individuals with current relationships with the National Financial System, counted only once, even if they have relationships with more than one institution. Note 2: Market data from Brazilian Central Bank. Note 3: Internal Estimates for Total Brazilian e-Commerce GMV for 2022 and 2021. Note 4:Total credit card loan portfolio according to Banco Central do Brasil. Note 5: Total payroll loan portfolio according to Banco Central do Brasil. Note 6: Data from Banco Central do Brasil, considering demand deposits and time deposits. Note 7: FX Transactions in Brazil. Data from Brazilian Central Bank. Payroll Loans5 +18 bps 1.1% 0 .0% 2 .0% 4 .0% 6 .0% 8 .0% 1 0. % 1 2.0% 1 4.0 % Credit Cards Loans4 +5 bps 1.7% 0 .0% 2 .0% 4 .0% 6 .0% 8 .0% 1 0. % 1 2.0% 1 4.0% +23 bps Inter Shop3 2.3% 0 .0% 2 .0% 4 .0% 6 .0% 8 .0% 1 0. % 1 2.0% 1 4.0 % Bank Account Penetration1 +274 bps 13.7% 0 .0% 2 .0% 4 .0% 6 .0% 8 .0% 1 0. % 1 2.0% 1 4.0% 1 6.0 % PIX Transactions2 +3 bps 7.8% 0 .0% 2 .0% 4 .0% 6 .0% 8 .0% 1 0. % 1 2.0% 1 4.0 % Strong Market Share at the Beginning of the Journey, with Significant Upside as Our Client Base Matures 0.9% 0 .0% 2 .0% 4 .0% 6 .0% 8 .0% 1 0. % 1 2.0% 1 4.0 % Transactional Deposits6 +12 bps FX Flows7 0.1% 0 .0% 2 .0% 4 .0% 6 .0% 8 .0% 1 0. % 1 2.0% 1 4.0% +7 bps

INSTITUTIONAL PRESENTATION | 3Q23

# Significant addressable credit market to explore

## Total Loan Portfolio in Brazil

In R$ Trillion



R$ 1.0 Tn
R$ 1.9 Tn
R$ 2.1 Tn
inter&co (Market Share)
Unsecured Personal Credit
Others
R$ 0.1 Tn
Personal
R$ 0.4 Tn
Credit Card
R$ 0.5 Tn
~2%
Secured Personal Credit
Others R$ 0.2 Tn
Home Equity PF R$ 0.02 Tn
~6%
FGTS R$ 0.06 Tn
~5%
Private Payroll R$ 0.04 Tn
0.01%
INSS
R$ 0.2 Tn
0.1%
Public Payroll
R$ 0.3 Tn
~1%
Mortgage
R$ 1.0 Tn
~1%
SME/Corporate
Others
R$ 0.6 Tn
Auto Loan
R$ 0.1 Tn
Foreign Trade
R$ 0.2 Tn
Receivables
R$ 0.3 Tn
~4%
Working Capital
R$ 0.4 Tn
0.2%
Agribusiness
R$ 0.5 Tn

**Total Addressable Brazilian Credit Market R$ 5.0 Tn**

## Total Banking Account[1]

In Million, June/23

**Individuals with Bank Account in Brazil**



193 mm
Brazil
13.7%
inter&co
↑ 274 bps YoY

**Companies with Bank Account in Brazil**



19.1 mm
Brazil
9.4%
inter&co
↑ 120 bps YoY

**Sources:** Banco Central do Brazil and Inter. **Note 1:** Market data from Brazilian Central Bank. Number of Individuals and Companies with current relationships with the National Financial System, counted only once, even if they have relationships with more than one institution.

9

INSTITUTIONAL PRESENTATION | 3Q23

# Self-fulfilling ecosystem creating a virtuous cycle


Most Complete
Product Offer
Best-in-Class UX
Best-in-Class
Financial Super App
Win-Win
Model
Increasing #
of Clients
Innovative
DNA
Scaling
Gains
Sustainable
Profitability
Cost
Efficiency
Revenues
Growth
Net
Income

## Business model serving multiple stakeholders

Clients | Employees | Regulators | Community | Shareholders

10

I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 11 Agenda 1. Company Overview 2.Competive Advantages 3.Bussinees Verticals 4.Lending and Financing 5.Financials

I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 12 Significant competitive advantages Underleveraged clients High growth platform 1 % Uniquely high fee income revenue 2 Best-in-class funding base 3 Strongly capitalized balance sheet 4 5

I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 13 Significant competitive advantages High growth platform 1 70% 65% 74% 75% 65% 64% 65% 67% 69% 70% 65%30% 35% 26% 25% 35% 36% 35% 33% 31% 30% 35% 417 467 607 731 834 877 850 1,002 1,024 1,150 1,265 544 636 837 1,100 1,281 1,461 1,540 1,704 1,800 1,939 2,143 0 5 0 10 0 0 15 0 0 2 0 0 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Net Fee Revenue Net Interest Revenue Total Net Revenue Total Gross Revenue Uniquely high fee income revenue 2 65% 35% NII Fees1 Revenue In R$ Million Net Revenue Breakdown2 In % Median of Incumbent Banks Median of Digital Banks ~28% Fees1 ~72% NII ~84% NII ~16% Fees1 +12% Average Quarterly Growth Source: Peers figures according to the competitors’ latest available IFRS financial statements and other public documents as of November 7th, 2023. Note 1: Net Fee Revenue divided by total net revenues.

I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 14 932 789 1,031 1,751 4,432 7,237 7,405 0 2000 4000 6000 8000 10000 Inter Digital Bank 2 Digital Bank 1 Digital Bank 3 Incumbent Bank 1 Incumbent Bank 3 Incumbent Bank 2 Significant competitive advantages Best-in-class funding base 3 Strongly capitalized balance sheet 4 Underleveraged clients 5 62% ~70% ~95% Inter Median of Incubent Banks Median of Digital Banks 5 0. % 6 0. % 7 0. % 8 0. % 9 0. % 1 0 .0% 1 10 .0% Cost of Funding In % of CDI 23.7% 14.6% 14.1% 13.9% 12.9% 12.2% Inter Bank 1 Bank 2 Bank 3 Bank 4 Bank 5 Tier-I Ratio1 In % ~2x Latest Tier-I of Brazil’s 5 Largest Banks1 966 733 1,520 4,983 6,011 7,685 9,026 0 1000 2000 3000 4000 5000 6000 7000 8000 9000 10000 Inter Digital Bank 1 Digital Bank 2 Digital Bank 3 Incumbent Bank 1 Incumbent Bank 2 Incumbent Bank 3 Loan Balance per Total Client In R$, per total client ~6x Lower than Peers Peer Median 5,497 ~0.7x Source: Peers figures according to the competitors’ latest available IFRS financial statements and other public documents as of November 7th, 2023. Note 1: Tier 1 ratio according to latest available BACEN GAAP financial statements and other public documents. Note 2: Demand Deposits and Time Deposits. Peer Median 3,092 ~3x Lower than Peers Clients Deposits2 per Total Client In R$, per total client

I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 15 Agenda 1. Company Overview 2.Competive Advantages 3.Bussinees Verticals 4.Lending and Financing 5.Financials

INSTITUTIONAL PRESENTATION | 3Q23

# Highly effective strategy with our verticals as the pillars

## Integrated business model


inter
Empréstimo
Empréstimo Consignado
Inter Shop
SAMSUNG
CASAS BAHIA
Seguros
Para você experimentar sem pagar nada!
Inter Invest
Cartões
Débito em dólar
Cartão Físico disponível
Inter Loop
1.749 pontos

BANKING & SPENDING | CREDIT | SHOP | INSURANCE | INVEST | GLOBAL | LOYALTY

inter LOOP

**Bringing even more:**

- / Engagement
- / Cross Selling
- / ARPAC

**Possible new revenue stream**

**Build**
Client Base & Funding

+

**Grow**
Monetization & Activation

+

**Expand**
Gaining Market Share

16

I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 17 Banking & Spending: Building a strong client base Digital Account Deposits Debit & Credit Cards Pix Wire Transfers Digital Wallets & many more... Note 1: Total Brazilian market total payment volume of credit and debt cards according to Abecs. The base of our financial ecosystem A full licensed bank Attracting new costumers With a wide range of day-to-day services Payments To build strong engagement In order to explore our cross-selling capabilities Primary Bank Relationship In % of Active Clients Checking Account + 219 BN Cards + PIX TPV (R$) 3Q23 2.2 % Cards TPV Market Share1 3Q23 Months of relationship ~64% Primary Banking Relationship 35% 40% 45% 50% 55% 60% 65% 70% 75% 80% 1 4 7 10 13 16 19 22 25 3Q23 1Q18

I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 18 Credit: Robust income stream Note 1: Market data from Banco Central do Brasil. Supply chain Credit card receivables Receivables Credit Cards Loans Payroll Loans FGTS Loans Real Estate Home Equity Auto Loans Working Capital & many more... Overdraft Offering a wide range of credit options With growing portfolio Generating great outcomes for Inter 3Q23 Highlights 18.5 19.9 22.0 24.5 25.1 26.5 28.4 15.0 17.0 19.0 21.0 23.0 25.0 27.0 29.0 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Gross Loan Portfolio In R$ Billion 28.4 BN Gross Loan Portfolio (R$) 29% YoY ↑ 9.2 % NIM 2.0 – IEP Only 174 bps YoY ↑ 1.1 % Personal Loans Market Share1 18 bps YoY ↑ 1.7 % Credit Cards Loans Market Share1 5 bps YoY ↑

I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 19 Inter Shop & Commerce Plus: Engaging clients in the App Inter Shop Revenue & Take Rate In R$ Million and % 30 44 48 59 54 67 76 99 113 102 112 95 104 124 2 5.0 4 5. 0 6 5. 0 8 5. 0 10 5. 0 12 5.0 Shopping (Marketplace) Giftcard Car Tag ShellBoxTravel Food & Duo Gourmet Inter Cel & Top Up & many more… To offer a complete suite of products and services Note 1: Number of transactions through Inter Shop during the quarter. + 2.9 MM Active Clients 3Q23 10.1 MM Products Sold (Units)1 3Q23 Partnering with the best brands and retailers in Brazil and across the world 2.8% 4.4% 5.1% 5.9% 6.5% 8.9% 8.7% 9.4% 11.4% 10.9% 11.2% 11.4% 13.8% 14.3% 0. 0% 2. 0% 4. 0% 6. 0% 8. 0% 10. 0% 12. 0% 14. 0% 16. 0% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Net Take Rate Gross Take Rate Gross Revenue Net Revenue YoY +365 bps +340 bps +59% +22%

I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 20 Insurance: Exploring one of Latin America’s most complete insurance portfolio Full range of insurance products Pet Life Travel Telemedicine CardsAuto Income Dental Home & assistance Consortium 3rd parties Auto Credit Generating a scalable operation and bringing solid business results Accelerated by data analytics, customer journey triggers and cross-selling + + Propensity algorithms for hyper-personalization Behavioral journeys, based on customer usage In-app cross-selling opportunities Inter Insurance Business Model Operational leverage High growth Aggressive commission Scale gains Recurring revenue 195 273 302 320 264 344 322 30 35 31 35 41 39 47 -50 -30 -10 10 30 50 70 0 100 200 300 400 500 600 700 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Average Growth +8.7% +7.9% Net Revenue Sales 26 insurance solutions Sales and Revenues In Thousand and R$ Million

I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 21 Bypassing the FA channel A digital experience Delivered 100% via B2C Inter Invest Model To create savings for our customers ü Cashback rewards ü Commission free trading ü Low-cost funds Investments: Capitalizing on synergistic opportunities 3Q23 Highlights: R$ 8.2bn 3rd party fixed income R$ 41 mm net revenue AuC and Active Clients In R$ Billion and Million 58.1 54.6 62.3 66.7 68.0 76.8 82.92.0 2.2 2.4 2.8 3.3 3.6 4.2 -1.0 0. 0 1.0 2. 0 3. 0 4. 0 5. 0 40.0 50.0 60.0 70.0 80.0 90.0 100.0 110.0 120.0 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 AuC Active Investments Clients And important results for Inter & many more... Home Broker Private Pension Fund Fixed Income Investment Funds Crypto Government Bonds Equity research CDB mais limite Product Rollout

22 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 6 9 14 20 18 10 26 42 49 68 115 149 2 4 8 26 41 66 85 20 20 20 11 30 56 84 142 221 272 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Remittances Gift Cards Global Account Lending PipelineProduct Rollout Invest Broker Dealer Global App Credit Card AuC & Deposits in US Dollars In USD Million Debit Card Assets under Custody2 Deposit balance1 Securities3 Real estate fund Note 1: Amount included in Demand Deposit balance on IFRS Financial Statement. Note 2: Assets under APEX Custody. Note 3: Securities under APEX Custody. Replicating our business model in the US, starting with a strong deposit franchise E-Commerce Full Platform Investment Advisory Buy Now Pay Later é 5x YoY • Nearly 2 million global services clients • Highly engaged clients • Global services clients has cross-selling index 2.5 times higher than non- global

INSTITUTIONAL PRESENTATION | 3Q23

# New rewards program to drive **synergies across business verticals**

## Our New Rewards Program

inter LOOP

### Earn points:

- Credit Card Bills
- "Conta com Pontos"
- Missions Acompliments

**~4MM**
Clients in 5 months


inter
Inter Loop
Cartão Black >
7.568 pontos
Cashback extra Inter Shop
Cashback na conta
Cashback na fatura
Pontos TudoAzul

### Burn points:

- Cashback
- Extra Cashback in Inter Shop
- Credit Card Bill Discount
- Airline Miles
- Investments

**Connecting**
all verticals

**More Options for Clients**

**Before**
Only Cashback

**Now**
Cashback + Multiple Options

**Unlocking Significant Results for Inter**

23

24 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 Agenda 1. Company Overview 2.Competive Advantages 3.Bussinees Verticals 4.Lending and Financing 5.Financials

25 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 • +70% collateralized portfolio2 • Continuous focus towards repricing Accelerating loan growth while maintaining focus on higher ROE products Note 1: Home Equity includes both business and individuals’ portfolio. Note 2: Considering Real Estate, Payroll, FGTS, SMBs, Agribusiness, Home Equity as collateralized and Credit Cards as non-collateralized. Gross Loan Portfolio In R$ Billion +22% +15% +4% +24% +35% +29% N/M +30% % YoY % QoQ CC Receivables Total +29% +6% +7% -3% +6% +13% +7% +23% +3% +8% 28.4% 25.7% 21.4% 19.0% 20.1% 19.4% 19.6% 19.6% 19.4% 24.4% 13.8% 7.9% 6.5% 6.8% 6.6% 6.7% 7.0% 7.2% 21.0% 18.8% 20.4% 19.5% 21.9% 17.2% 20.0% 19.5% 17.7% 2.7% 1.0% 5.5% 4.2% 5.0% 5.7% 9.9% 18.0% 17.2% 13.8% 13.5% 14.1% 12.4% 12.1% 12.1% 2.0% 4.0% 2.9% 2.8% 3.0% 3.0% 2.7% 2.7% 16.4% 21.7% 27.4% 28.0% 29.1% 28.6% 28.9% 29.0% 30.5% 17.2 22.7 21.0 22.7 23.8 25.1 27.0 1.7% 7.5% 4.7% 5.5% 5.2% 5.0% 4.7% 4.8 8.8 17.5 24.5 22.0 24.0 25.1 26.5 28.4 0 .0 5 .0 10 .0 15 .0 2 0. 0 2 5. 0 3 0. 0 2019 2020 2021 2022 3Q22 4Q22 1Q23 2Q23 3Q23 +35% +10% +9% Real Estate Payroll SMBs Agribusiness Credit Card FGTS Total Excl. Ant. of CC Receiv. Home Equity3 +5% +5% +7%

INSTITUTIONAL PRESENTATION | 3Q23

# ROE-driven loan portfolio growth

## 3Q23 Gross Loan Portfolio Growth and Balance

In % QoQ and in R$ Billion



QoQ Growth
Portfolio Size
22.6%
R$ 1.6 Bn
12.6%
R$ 8.7 Bn
10.3%
R$ 2.0 Bn
6.9%
R$ 3.4 Bn
6.1%
R$ 5.5 Bn
4.1%
R$ 5.0 Bn
8.0%
Total Loan Portfolio Growth
FGTS
Credit Card
Home Equity1
SMBs
Real Estate
Payroll

- **Strong growth in FGTS and Home Equity, higher ROE products**
- **Reacceleration of Credit Card loans as new collection strategies and credit card limit allocation evolves**



inter

**Note 1:** Home Equity includes both business and individuals' portfolio.

26

INSTITUTIONAL PRESENTATION | 3Q23

# Stable provisioning level reversing cost of risk trends with stable coverage ratio

### Cost of Risk[1]
In %


4.8%
5.1%
5.0%
4.5%
5.6%
6.2%
5.9%
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23

### Coverage Ratio
In %


126%
129%
141%
132%
131%
130%
132%
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23

- **Better cost of risk** trends
- **More effective underwriting** of credit card limits focusing on better profile clients
- **Improving** portfolio mix



**Note:** All definitions are in the Glossary section of this Presentation. **Note 1:** Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. 1Q22: managerial number, excluding non-recurrent provision.

27

28 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 Strong deposits franchise outpacing market growth Note 1: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 2: Excluding Conta com Pontos balance. Note 3: Includes Conta com Pontos correspondent balance and demand deposits. 27%, 2.1 35% 6.7 32% 9.9 25% 11.6 24% 10.4 23% 11.0 23% 11.7 22% 12.3 22%, 2.3 9% 4.8 11% 6.9 13% 10.5 16% 9.6 14% 11.7 14% 13.0 13% 15.1 12%; 1.7 6%; 1.7 8%, 3.6 9% 6.2 9% 6.9 9% 6.6 8% 7.0 8% 7.5 10%; 0.9 26%; 1.1 26%; 2.6 31%; 4.2 29%; 3.8 30%; 4.2 30%; 3.9 29%, 4.7 7.0 14.3 23.0 32.5 30.7 33.5 35.7 39.6 2019 2020 2021 2022 3Q22 1Q23 2Q23 3Q23 Time Deposits2 Securities Issued Other1 Transactional Accounts3 +24% % YoY % QoQ +20% +8% +7% +58% +16% +18% +5% Total+29% +11% Funding In R$ Billion • Best-in-class funding structure to support growth

29 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 Low cost of funding continues to be strong competitive advantage Avg. CDI of Quarter All-in Cost of Funding All-in Cost of Funding % of CDI 7.6% 10.3% 12.4% 13.5% 13.7% 13.7% 13.7% 13.3% 4.6% 5.6% 7.1% 7.9% 7.5% 8.1% 8.0% 8.2% 60.0% 54.9% 57.3% 59.0% 54.8% 59.7% 58.6% 61.7% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 • + 14.1 million clients trusting Inter with their deposits All-in Cost of Funding In %, Annualized

INSTITUTIONAL PRESENTATION | 3Q23

# First quarter ever creating organic capital


Tier I Ratio
In %
32.9%
-3.1 p.p.
29.8%
-5.7 p.p.
24.1%
- 1.1 p.p.
23.0%
-0.2 p.p.
22.8%
+0.9 p.p.
23.7%
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23

- Capital ratio comprised exclusively of **high-quality core** Tier I capital
- **Organic** capital generation
- Several opportunities to continue **redeploying capital into loan growth**



**Source:** 3Q23 Banco Inter Bacen GAAP Financial Statements.

30

31 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 Agenda 1. Company Overview 2.Competive Advantages 3.Bussinees Verticals 4.Lending and Financing 5.Financials

32 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 70% 65% 74% 75% 65% 64% 65% 67% 69% 70% 65%30% 35% 26% 25% 35% 36% 35% 33% 31% 30% 35% 417 467 607 731 834 877 850 1,002 1,024 1,150 1,265 544 636 837 1,100 1,281 1,461 1,540 1,704 1,800 1,939 2,143 0 5 0 10 0 0 15 0 0 2 0 0 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Net Interest Income Net Fee Revenue Total Net Revenue Total Gross Revenue % YoY +39% +47% +49% +52% % QoQ +11% +2% +10% +28% Solid revenue growth driven by fee income expansion Revenue In R$ Million • Another record-breaking revenue • Fee growth led by interchange, e-commerce, insurance and banking

I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 33 Sequential expansion of gross margin per active client ARPAC and CTS Evolution In R$, Monthly 12 11 17 12 16 17 13 13 15 17 18 16 15 23 22 28 32 30 30 32 34 35 32 32 37 44 46 47 45.9 47 46 46 48 28 28 31 34 34 32 29 31 29 30 31 16 17 14 21 18 16 16 17 14 13 13 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Cost-to-serve Gross Margin per Active Client (Net of Interest Expenses) Gross Margin per Active Client (Gross of Interest Expenses) Net ARPAC Gross ARPAC 2.3 2.5 2.6 2.9 3.1 3.5 4.2 4.7 1.0 1.5 2. 0 2. 5 3. 0 3. 5 4. 0 4. 5 5. 0 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 • Record gross ARPAC • Strong ARPAC growth and stable CTS Active Clients per Employee1 In Thousand

34 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 Resilient NIM as consequence of ROE-driven underwriting 6.4% 7.2% 7.3% 6.9% 7.0% 6.4% 7.2% 7.4% 8.1% 7.8% 7.3% 8.1% 8.3% 8.0% 8.1% 7.4% 8.4% 8.7% 9.5% 9.2% 0. 0% 1.0% 2. 0% 3. 0% 4. 0% 5. 0% 6. 0% 7. 0% 8. 0% 9. 0% 10. 0% 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 NIM 1.0 - IEP + Non-int. CC Receivables (%) NIM 2.0 - IEP Only (%) • Lower inflation in the period, primarily affecting real estate loan revenue • Higher volume of discounts in credit card agreements as a collection strategy to reduce delinquency levels • Advanced stages of repricing, improving implied rates per product NIM Evolution In %

35 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 Expense control continues to be a top priority % YoY +4% -9% +0% -6% % QoQ +7% +19% -5% +4% Data processing5 Advertising & marketing Other3 M&A2 Total Expenses +3% +6% Expenses Excl. M&A & SBC +14% -1% D&A +19% +12% Personnel4 Share-based comp.2 Expenses Breakdown1 In R$ Million Strong opportunity to continue delivering operating leverage 190 159 169 190 178 209 200 190 45 43 32 23 40 20 21 22 19 36 36 36 56 38 41 41 146 141 149 160 189 156 170 191 1 202 175 148 166 171 157 127 151 602 555 533 576 634 579 559 59412 8 43 6 10 81 4 12 8 8 10 6 11 603 558 557 592 685 596 575 614 - 50 5 0 15 0 2 50 3 50 4 50 5 50 6 50 7 50 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 +4% -19% +40% +91% Note 1: IFRS Financial Statements lines: “Personnel expenses”, “Depreciation and Amortization”, “Administrative Expenses”. Note 2: Share-based and M&A Expenses are included in Personnel Expenses in the Income Statement. Note 3: Others = third party services; rent, condominium fee and property maintenance; provisions for contingencies and Financial System services. Note 4: Personnel Expenses excluding Share-based and M&A Expenses. Salaries and benefits (including Board). Note 5: Data processing and information technology.

36 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 Continuous improvements in operational leverage Revenue vs. Expenses In %, index in a 100 basis 114 119 115 137 140 158 172 100 89 89 95 108 96 91 9899 117 120 163 117 127 143 86 80 87 89 88 80 83 7 0 10 0 13 0 16 0 19 0 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 88.3% 71.9% 68.3% 75.0% 73.4% 62.4% 53.4% 52.4% 21.5% 18.7% 21.2% 22.3% 25.7% 18.0% 17.3% 18.0% 66.8% 53.2% 47.1% 52.7% 47.7% 44.3% 36.1% 34.4% 10% 2 0% 3 0% 4 0% 5 0% 6 0% 7 0% 8 0% 9 0% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Efficiency Ratio In % Net revenue1 Personnel Expenses Personnel + Administrative Expenses Administrative Expenses Total Administrative Eff. Ratio Personnel Eff. Ratio 3rd consecutive quarter of improvement, once again record low Note: All definitions are in the Glossary section of this Presentation. Note 1: Net revenue = net revenue - tax expenses.

37 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 Combining fee revenue growth with efficiency initiatives to achieve excellence Peers Net Fee Revenue ÷ SG&A1 Median of Incumbent Banks Median of Digital Banks ~40% ~63%125 165 159 183 290 316 295 327 313 348 447 320 391 387 603 558 557 592 685 596 575 614 39.1% 42.2% 41.1% 30.3% 52.0% 56.8% 49.8% 47.6% 52.5% 60.5% 72.8% 5% 15% 25% 35% 45% 55% 65% 75% - 200 400 600 800 1,000 1,200 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 % YoY % QoQ +23 p.p. +12 p.p. +4% +7% +52% +28% Net Fee Revenue and SG&A Evolution In R$ Million • Increasing fee revenues while implementing cost control initiatives to improve profitability Note: All definitions are in the Glossary section of this Presentation. Note 1: Peers figures according to the competitors’ latest available IFRS financial statements and other public documents as of November 7th, 2023. Net Fee Revenue ÷ SG&A SG&A Net Fee Revenue

38 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 Record profitability ever -111 -100 12 -70 -20 6 80 145 -2.6% -1.4% 0.8% -1.7% 1.6% 1.4% 3.6% 5.7% -10.0% -8.0% -6.0% -4.0% -2.0% 0.0% 2.0% 4.0% 6.0% -115 -65 -15 35 85 135 185 Note 1: Adjusted Net Income for the third quarter of 2022 is presented for illustrative purposes only and does not reflect our actual results. ‘3Q22 Adjusted’ (non-IFRS measure) excludes the non-recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Central Bank, divided by four. The unadjusted figure for deflation was R$ (30). Earnings Before Tax, Net Income & ROE In R$ Million and in %, Inter&Co (56) (29) 16 (30) 29 24 64 104 23 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 Business model showing its profitability potential Pre-tax Income Net Income 1 ROE

39 I N S T I T U T I O N A L P R E S E N T A T I O N | 3 Q 2 3 Appendix

INSTITUTIONAL PRESENTATION | 3Q23

# Improvements and **ESG initiatives**

## High corporate governance levels

- **Two-layer** regulatory governance (SEC and CVM)
- **Creation of** Audit Committee
- Inclusion of explicit Inter&Co **Tag Along rights**

## Rating Evolution

- **Sequentially upgraded** on both MSCI and CDP ESG Rating

| | MSCI | | | CDP | |
|---|---|---|---|---|---|
| Rating | B | BB | BBB | C | B- |
| Date | Oct/19 | Sep/20 | Jun/22 | 2021 | 2022 |

## ESG Initiatives

Option for clients to **donate their Cashback**



**Vida Sustentável** app section



**Employee Volunteering Programs**



## Improvements in Eco-Efficiency

**-96%** **Water consumption** per client[1]

**-95%** **Carbon footprint** per client[1]

**-95%** **Energy consumption** per client[1]


LEED
GOLD
2015
inter

**84%** (2021) → **+90%** (2022)

of our energy matrix comes from renewable sources

**Note 1:** When compared with traditional Brazilian banks

40

INSTITUTIONAL PRESENTATION | 3Q23

# Balance Sheet (In R$ Million)

| Balance Sheet | 09/30/2023 | 09/30/2022 | Variation % ΔYoY |
|---|---|---|---|
| **Assets** | | | |
| Cash and cash equivalents | 4,297 | 838 | 413% |
| Amounts due from financial institutions | 3,474 | 3,418 | 2% |
| Compulsory deposits | 2,191 | 2,686 | -18% |
| Securities | 14,908 | 13,373 | 11% |
| Derivative financial instruments | 9 | 1 | 1516% |
| Net loans and advances to customers | 25,297 | 19,821 | 28% |
| Non-current assets held-for-sale | 169 | 166 | 2% |
| Equity accounted investees | 72 | 77 | -6% |
| Property and equipment | 174 | 194 | -10% |
| Intangible assets | 1,322 | 1,209 | 9% |
| Deferred tax assets | 1,071 | 873 | 23% |
| Other assets | 2,094 | 1,188 | 76% |
| **Total assets** | **55,079** | **43,844** | **26%** |
| **Liabilities** | | | |
| Liabilities with financial institutions | 9,418 | 7,349 | 28% |
| Liabilities with clients | 29,064 | 21,452 | 35% |
| Securities issued | 7,463 | 6,917 | 8% |
| Derivative financial liabilities | 21 | 40 | -48% |
| Other liabilities | 1,745 | 945 | 85% |
| **Total Liabilities** | **47,711** | **36,704** | **30%** |
| **Equity** | | | |
| Total shareholder's equity of controlling shareholders | 7,260 | 7,044 | 3% |
| Non-controlling interest | 108 | 96 | 12% |
| **Total shareholder's equity** | **7,368** | **7,140** | **3%** |
| **Total liabilities and shareholder's equity** | **55,079** | **43,844** | **26%** |

# Income Statement (In R$ Million)

| Income Statement | 3Q23 | 3Q22 | Variation % ΔYoY |
|---|---|---|---|
| Interest income from loans | 1,107 | 788 | 40% |
| Interest expenses | (770) | (580) | 33% |
| Income from securities and derivatives | 482 | 347 | 39% |
| **Net interest income** | **819** | **556** | **47%** |
| Revenues from services and commissions | 348 | 250 | 39% |
| Expenses from services and commissions | (32) | (33) | -3% |
| Other revenues | 131 | 78 | 69% |
| **Revenue** | **1,265** | **850** | **49%** |
| Impairment losses on financial assets | (408) | (263) | 55% |
| **Net result of losses** | **858** | **587** | **46%** |
| Administrative expenses | (363) | (380) | -4% |
| Personnel expenses | (211) | (176) | 20% |
| Tax expenses | (94) | (62) | 53% |
| Depreciation and amortization | (41) | (36) | 14% |
| Income from equity interests in affiliates | (4) | (4) | 5% |
| **Profit / (loss) before income tax** | **145** | **(70)** | **N/M** |
| Income tax and social contribution | (41) | 40 | N/M |
| **Profit / (loss)** | **104** | **(30)** | **N/M** |

41

INSTITUTIONAL PRESENTATION | 3Q23

# Glossary of operational definitions

**Activation Rate:**

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of clients at the end of the quarter}}$$

**Active clients:**
We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period.

**Active clients per employee:**

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of employees at the end of the quarter, including interns}}$$

**Card+PIX TPV:**
PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

**Card+PIX TPV per active client:**
Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

**Client acquisition cost (CAC):**
The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter.

**Global Services Clients:**
Includes Brazilian Global Account clients, US clients and international investors.

**Gross merchandise volume (GMV):**
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

**Gross take rate:**

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

**Net take rate:**

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

**Primary Banking Relationship:**
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

42

INSTITUTIONAL PRESENTATION | 3Q23

# Glossary of financial measures reconciliation

**Administrative efficiency ratio:**

$$\frac{\text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

**Annualized interest rates:**
Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables.

**Anticipation of credit card receivables:**
Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions".

**ARPAC gross of interest expenses:**

$$\frac{(\text{Interest income} + (\text{Revenue from services and comissions} - \text{Cashback} - \text{Inter rewards}) + \text{Income from securities and derivarives} + \text{Other revenue}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

**ARPAC net of interest expenses:**

$$\frac{(\text{Revenue} - \text{Interest expenses}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

**ARPAC per quarterly cohort:**
Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

**Assets under custody (AuC):**
We calculate assets under custody, or AUC, at a given date as the market value of all retail clients' assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

**Card fee revenue:**
It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

**Cost of funding:**

$$\frac{\text{Interest expenses} \times 4}{\text{Average of last 2 quarters Interest bearing liabilities (demand deposits, time deposits, savings deposits, creditors by resources to release, securities issued, securities sold under agreements to repurchase, interbank deposits and others)}}$$

**Cost of risk:**

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers}}$$

**Cost of risk excluding anticipation of credit card receivables:**

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers excluding anticipation of credit card receivables}}$$

**Cost of risk excluding credit card:**

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers excluding credit card}}$$

**Cost-to-serve (CTS):**

$$\frac{(\text{Personnel Expense} + \text{Administrative Expenses} - \text{Total CAC}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

43

INSTITUTIONAL PRESENTATION | 3Q23

# Glossary of financial measures reconciliation

**Coverage ratio:**

$$\frac{\text{Provision for expected credit loss}}{\text{Overdue higher than 90 days}}$$

**Earning portfolio (IEP):**

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

**Efficiency ratio:**

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

**Fee income ratio:**

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

**Funding:**

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

**Gross loan portfolio:**

Loans and Advance to Customers + Loans to financial institutions

**Gross margin per active client gross of interest expenses:**

ARPAC gross of interest expenses – Cost to Serve

**Gross margin per active client net of interest expenses:**

ARPAC net of interest expenses – Cost to Serve

**Net fee income:**

Net result from services and commissions + Other Revenue

**Net interest income:**

Interest Income + Interest Expenses + Income from securities and derivatives

**Net revenue:**

Net interest income + Net result from services and commissions + Other revenue

**NIM 1.0 – IEP + Non-interest Credit Cards Receivables:**

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers)}}$$

**NIM 2.0 – IEP Only:**

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio} - \text{Non} - \text{interest} - \text{Bearing Credit Cards Receivables (Amounts due from financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers} - \text{Credit card transactor portfolio)}}$$

**NPL 15 to 90 days:**

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

44

INSTITUTIONAL PRESENTATION | 3Q23

# Glossary of financial measures reconciliation

**NPL > 90 days:**

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers} + \text{Loans to financial institutions}}$$

**NPL formation:**

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days inthe previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

**Personal efficiency ratio:**

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

**Return on average equity (ROE):**

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

**SG&A:**

$$\text{Administrative Expenses} + \text{Personnel Expenses} + \text{Depreciation and Amortization}$$

**Stage 3 formation:**

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

**Tier I ratio:**

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

**Total gross revenue:**

$$\text{Interest income} + (\text{Revenue from services and commissions} - \text{Cashback expenses} - \text{Inter rewards}) + \text{Income from securities and derivatives} + \text{Other revenue}$$

45

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: November 24, 2023